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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-06520				12/31/17
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

AMG Managers CenterSquare Real Estate Fund
4. Address of principal executive office (number, street, city, state, zip code):

600 Steamboat Rd Greenwich CT

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Accountants

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers CenterSquare Real Estate Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2017, and with respect to agreement of security purchases and sales, for the period from October 31, 2016 (the date of our last examination), through June 30, 2017:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. As this confirmation included, but was not limited to, securities held by the Fund, confirmed for a sample of security positions with the Fund’s Custodian that no differences exist between DTC and the books and records of the Custodian;

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 8 security purchases and 8 security sales since our last report from the books and records of the Fund to trade acknowledgements received from the Custodian.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that AMG Managers CenterSquare Real Estate Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

March 12, 2018

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of AMG Managers CenterSquare Real Estate Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2017, and from October 31, 2016 through June 30, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017, and from October 31, 2016 through June 30, 2017, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer
AMG Funds I

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer
AMG Funds I

3/12/2018
Date

March 12, 2018

PricewaterhouseCoopers LLP

101 Seaport Boulevard

Boston, MA 02210

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers CenterSquare Real Estate Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2017, and from October 31, 2016 through June 30, 2017.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 12, 2018, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2017, and from October 31, 2016 through June 30, 2017. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2017, and from October 31, 2016 through June 30, 2017, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Managers CenterSquare Real Estate Fund
March 12, 2018

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer

3/12/2018
Date

Report of Independent Accountants

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers CenterSquare Real Estate Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2017, and with respect to agreement of security purchases and sales, for the period from June 30, 2017 (the date of our last examination), through August 31, 2017:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. As this confirmation included, but was not limited to, securities held by the Fund, confirmed for a sample of security positions with the Fund’s Custodian that no differences exist between DTC and the books and records of the Custodian;

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 8 security purchases and 8 security sales since our last report from the books and records of the Fund to trade acknowledgements received from the Custodian.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that AMG Managers CenterSquare Real Estate Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

March 12, 2018

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of AMG Managers CenterSquare Real Estate Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2017, and from June 30, 2017 through August 31, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017, and from June 30, 2017 through August 31, 2017, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer
AMG Funds I

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer
AMG Funds I

3/12/2018
Date

March 12, 2018

PricewaterhouseCoopers LLP

101 Seaport Boulevard

Boston, MA 02210

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers CenterSquare Real Estate Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2017, and from June 30, 2017 through August 31, 2017.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 12, 2018, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2017, and from June 30, 2017 through August 31, 2017. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2017, and from June 30, 2017 through August 31, 2017, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Managers CenterSquare Real Estate Fund
March 12, 2018

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer

3/12/2018
Date

Report of Independent Accountants

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers CenterSquare Real Estate Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2017, and with respect to agreement of security purchases and sales, for the period from August 31, 2017 (the date of our last examination), through October 31, 2017:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. As this confirmation included, but was not limited to, securities held by the Fund, confirmed for a sample of security positions with the Fund’s Custodian that no differences exist between DTC and the books and records of the Custodian;

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 8 security purchases and 8 security sales since our last report from the books and records of the Fund to trade acknowledgements received from the Custodian.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that AMG Managers CenterSquare Real Estate Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

March 12, 2018

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of AMG Managers CenterSquare Real Estate Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2017, and from August 31, 2017 through October 31, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2017, and from August 31, 2017 through October 31, 2017, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer
AMG Funds I

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer
AMG Funds I

3/12/2018
Date

March 12, 2018

PricewaterhouseCoopers LLP

101 Seaport Boulevard

Boston, MA 02210

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers CenterSquare Real Estate Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2017, and from August 31, 2017 through October 31, 2017.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 12, 2018, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2017, and from August 31, 2017 through October 31, 2017. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2017, and from August 31, 2017 through October 31, 2017, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Managers CenterSquare Real Estate Fund
March 12, 2018

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer

3/12/2018
Date

Report of Independent Accountants

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers CenterSquare Real Estate Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 15, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 15, 2017, and with respect to agreement of security purchases and sales, for the period from October 31, 2017 (the date of our last examination), through November 15, 2017:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. As this confirmation included, but was not limited to, securities held by the Fund, confirmed for a sample of security positions with the Fund’s Custodian that no differences exist between DTC and the books and records of the Custodian;

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 5 security purchases and 5 security sales since our last report from the books and records of the Fund to trade acknowledgements received from the Custodian.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that AMG Managers CenterSquare Real Estate Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 15, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

March 12, 2018

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of AMG Managers CenterSquare Real Estate Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 15, 2017, and from October 31, 2017 through November 15, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 15, 2017, and from October 31, 2017 through November 15, 2017, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer
AMG Funds I

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer
AMG Funds I

3/12/2018
Date

March 12, 2018

PricewaterhouseCoopers LLP

101 Seaport Boulevard

Boston, MA 02210

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers CenterSquare Real Estate Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 15, 2017, and from October 31, 2017 through November 15, 2017.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 12, 2018, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 15, 2017, and from October 31, 2017 through November 15, 2017. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 15, 2017, and from October 31, 2017 through November 15, 2017, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Managers CenterSquare Real Estate Fund
March 12, 2018

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer

3/12/2018
Date

Report of Independent Accountants

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers CenterSquare Real Estate Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2017, and with respect to agreement of security purchases and sales, for the period from November 15, 2017 (the date of our last examination), through November 30, 2017:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. As this confirmation included, but was not limited to, securities held by the Fund, confirmed for a sample of security positions with the Fund’s Custodian that no differences exist between DTC and the books and records of the Custodian;

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 6 security purchases and 4 security sales since our last report from the books and records of the Fund to trade acknowledgements received from the Custodian.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that AMG Managers CenterSquare Real Estate Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

March 12, 2018

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of AMG Managers CenterSquare Real Estate Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2017, and from November 15, 2017 through November 30, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2017, and from November 15, 2017 through November 30, 2017, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer
AMG Funds I

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer
AMG Funds I

3/12/2018
Date

March 12, 2018

PricewaterhouseCoopers LLP

101 Seaport Boulevard

Boston, MA 02210

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers CenterSquare Real Estate Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2017, and from November 15, 2017 through November 30, 2017.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 12, 2018, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2017, and from November 15, 2017 through November 30, 2017. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 30, 2017, and from November 15, 2017 through November 30, 2017, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Managers CenterSquare Real Estate Fund
March 12, 2018

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer

3/12/2018
Date

Report of Independent Accountants

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers CenterSquare Real Estate Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2017, and with respect to agreement of security purchases and sales, for the period from November 30, 2017 (the date of our last examination), through December 31, 2017:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. As this confirmation included, but was not limited to, securities held by the Fund, confirmed for a sample of security positions with the Fund’s Custodian that no differences exist between DTC and the books and records of the Custodian;

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 6 security purchases and 10 security sales since our last report from the books and records of the Fund to trade acknowledgements received from the Custodian.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that AMG Managers CenterSquare Real Estate Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

March 12, 2018

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of AMG Managers CenterSquare Real Estate Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2017, and from November 30, 2017 through December 31, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2017, and from November 30, 2017 through December 31, 2017, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer
AMG Funds I

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer
AMG Funds I

3/12/2018
Date

March 12, 2018

PricewaterhouseCoopers LLP

101 Seaport Boulevard

Boston, MA 02210

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers CenterSquare Real Estate Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2017, and from November 30, 2017 through December 31, 2017.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 12, 2018, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2017, and from November 30, 2017 through December 31, 2017. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2017, and from November 30, 2017 through December 31, 2017, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Managers CenterSquare Real Estate Fund
March 12, 2018

By:	/s/ Thomas G. Disbrow
Thomas G. Disbrow - Treasurer and Chief Financial Officer

3/12/2018
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne - Chief Operating Officer

3/12/2018
Date